Exhibit 99.1

Materialise Reports Second Quarter 2014 Results

LEUVEN, Belgium, Aug. 14, 2014 (GLOBE NEWSWIRE) — Materialise NV (Nasdaq:MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the second quarter ending June 30, 2014.

Wilfried Vancraen, Founder and CEO, commented, “We are very excited to have completed our IPO last month and to report results for our first quarter as a public entity that demonstrate our commitment to accelerating our revenue growth rate and expanding our margins through aggressive investments. As an established enabler of 3D printing operations, offering industry-leading additive manufacturing software and sophisticated 3D printing services to medical, industrial and commercial customers worldwide, Materialise is uniquely positioned to sustain our leadership in the additive manufacturing industry as 3D technology gains ever broader market acceptance.”

Highlights – Second Quarter 2014

•	The company completed its initial public offering, raising $89 million in net proceeds.

•	Revenue increased 15.1% year over year to 19,238 kEUR

•	Total software sales, including medical software sales, increased to 31% of total revenue.

•	R&D increased by 930K€ to 18.5% of total revenue

•	EBITDA was 1,065 kEUR.

•	Adjusted EBITDA, excluding non-recurring IPO expenses and non-cash stock based compensation expenses, was 1,372 kEUR for a 7.1% margin.

Peter Leys, Executive Chairman, stated, “We performed well in the second quarter, delivering a 20% increase in total software sales. As expected, R&D expenses were substantially higher, at 18.5% of total revenue, reflecting the heavy investments we are making this year to develop a new generation of innovative products in our medical segment. More generally, to capitalize on the vast opportunities in the 3D printing industry and our position as an industry pioneer, we are aggressively expanding our sales reach and developing new products across all our business segments, in order to drive top line growth and bolster long-term profitability.”

Second Quarter 2014 Results

Total revenues for the second quarter of 2014 increased by 15.1% to 19,238 kEUR compared to 16,721 kEUR for the second quarter of 2013, driven by strong gains in the software and industrial production segments. EBITDA decreased from 1,635 kEUR to 1,065 kEUR reflecting a significant increase in R&D investments of 930 kEUR, and non-recurring IPO- related and non-cash stock-based compensation expenses totaling 307 kEUR. Excluding the IPO-related and non-based stock based compensation expenses, Adjusted EBITDA was 1,372 kEUR, for an Adjusted EBITDA margin of 7.1% compared to 9.8% last year.

Revenues from the 3D Printing Software segment, which offers proprietary software worldwide through programs that enable and enhance the functionality of 3D printers and of 3D printing operations, increased by 27.8 % to 4,198 kEUR for the second quarter of 2014 from 3,285 kEUR for the same quarter last year. Growth was fueled by increased penetration of Asian-based OEMs and the overall market growth of industrial 3D printing. EBITDA increased from 1,350 kEUR to 1,696 kEUR while the EBITDA margin was 40.4% compared to 41.1% last year.

Revenues from the Medical segment, which offers both a medical software platform and a portfolio of medical devices and clinical engineering services to our customers, slightly increased to 7,163 kEUR for the second quarter of 2014 compared to 7,127 kEUR for the same quarter last year. The modest increase was due to the conversion from perpetual to annual licenses and the maturation of the knee guide business. Sales of medical software increased 4.6% to 1,779 kEUR from 1,700 kEUR. Overall, EBITDA decreased from 1,613 kEUR to 793 kEUR and the EBITDA margin fell to 11.1% from 22.6% as slow revenue growth and continued investments in metal production and the X-ray project, among others, negatively impacted profitability.

Revenues from the Industrial Production segment, which primarily offers 3D printing services to industrial and commercial customers, increased 26.5% to 7,986 kEUR for the second quarter of 2014 from 6,313 kEUR for last year’s second quarter. The gain in the company’s “additive manufacturing solutions”, excluding its growth businesses, was largely driven by higher sales of end parts, which rose by 31%. Sales from the growth businesses (i.materialise and Rapid Fit) rose 73%. The number of printers in use increased to 115 from 109 at the end of the first quarter. EBITDA rose to 500 kEUR from 202 kEUR and the EBITDA margin improved to 6.3% from 3.2% for the same quarter of last year and was 13.9% excluding the company’s growth businesses.

Gross profit was 11,703 kEUR for the second quarter of 2014 compared to 10,591 kEUR for the second quarter of 2013. The gross profit margin decreased to 60.8% for the second quarter of 2014 from 63.3% for the second quarter of 2013 as a result of the slow Medical segment revenue generation. Cost of sales was 7,535 kEUR for the second quarter of 2014 compared to 6,130 kEUR for the second quarter of 2013 as a result of a higher consumption of consumables and higher payroll related charges.

Selling and administrative expenses were 6,156 kEUR for the second quarter of 2014 compared to 5,330 kEUR for the second quarter of 2013. This 826 kEUR increase resulted from additional investments in sales and marketing, mainly in the 3D printing software and industrial production segments.

Research and development expenses increased to 3,563 kEUR for the second quarter of 2014 from 2,633 kEUR for the prior year period, reflecting continued heavy investment with a number of active projects in various stages of development. All of the company’s research and development spending is expensed and none is capitalized.

Other operating income increased by 185 kEUR to 1,289 kEUR from 1,104 kEUR for the prior year period. For the three months ended June 30, 2014, 1,038 kEUR out of the 1,289 kEUR consisted of withholding tax exemptions for qualifying researchers and partial funding of R&D projects, as compared to 606 kEUR for the three months ended June 30, 2013.

Net loss for the second quarter of 2014 was 223 kEUR, versus a net profit of 622 kEUR for the prior year period, a decrease of 845 kEUR. Total comprehensive income for the second quarter of 2014, which reflects exchange differences on translation of foreign operations, was a loss of 175 kEUR, a decrease of 767 kEUR versus the prior year period.

At June 30, 2014, the Company had cash and equivalents of 67,431 kEUR, an increase of 54,833 kEUR since December 31, 2013, which was largely due to cash received from the company’s initial public offering. Cash flow from operations in the second quarter of 2014 was 3,234 kEUR.

Net shareholder’s equity at June 30, 2014 was 82,427 kEUR, an increase of 64,692 kEUR since December 31, 2013.

2014 Strategic Initiatives and Guidance

In the Software segment, the company plans to continue to drive OEM/distributor sales and upselling, and extend its leadership to OEMs in Asia.

In the Medical segment, the company plans to grow its medical software, to increase its direct sales of customized implants for complex niche markets, to consolidate existing and engage in new partnerships with medical device companies and to continue its X-ray-based solutions project.

In the Industrial Production segment, the company plans to grow its end parts’ customer breadth and penetration and expand the RapidFit business through consolidation.

For fiscal 2014, management expects to report consolidated revenue between 77,000 kEUR and 80,000 kEUR. Management intends to aggressively invest in research and development and sales and marketing initiatives during the second half of the year. Depending on the pace of investments, management expects consolidated Adjusted EBITDA for fiscal 2014 to be between 3,500 kEUR and 5,000 kEUR.

Non IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its operational performance. EBITDA is calculated as net income before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is determined by adding stock-based compensation expense and one-time IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net income, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.3658 the noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2014.

Webcast and Conference Call

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2014 today, August 14, 2014 at 8:30a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer, Peter Leys, Executive Chairman, and Frederick Merckx, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international) and passcode is #81889044. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed via the Investor Relations tab of Materialise’s website, www.materialise.com, in the News and Events section. A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Friday, August 15, 2014. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is 81889044. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications; by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our research and development projects, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this presentation, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will”, “may”, “could”, “might”, “aim”, “should” “guidance,” “objectives,” “optimistic,” “potential,” “future,” “continue,” “drive,” “strategy,” “potentially,” “growth,” “long-term,” “goals,” “sees,” “seek,” “develop” “possible” “new,” “emerging,” “opportunity,” “pursue” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, we cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations, including risk factors described under the heading “Risk Factors” in the Amendment No. 5 to our Registration Statement on Form F-1 filed with the SEC on June 23, 2014. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this press release.

We are providing this information as of the date of this press release and do not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Materialise NV

Consolidated income statements

	For the quarter ended June 30			For the six months ended June 30
	2014	2014	2013	2014	2013
(In thousands, except EPS)	U.S. $	euros	euros	euros	euros
Revenue	26,275	19,238	16,721	37,931	32,244
Cost of Sales	(10,291)	(7,535)	(6,130)	(15,174)	(12,415)

Gross Profit	15,984	11,703	10,591	22,757	19,829

Research and development expenses	(4,866)	(3,563)	(2,633)	(6,742)	(5,148)
Sales and marketing expenses	(8,408)	(6,156)	(5,330)	(11,836)	(10,259)
General and administrative expenses	(4,092)	(2,996)	(2,577)	(5,712)	(4,695)
Other operating income	1,761	1,289	1,104	2,359	1,820
Other operating expenses	(309)	(226)	(299)	(338)	(267)

Operating Profit	70	51	856	488	1,280

Financial expenses	(287)	(210)	(243)	(409)	(387)
Financial income	46	34	51	67	72

Profit before taxes	(171)	(125)	664	146	965

Income Taxes	(134)	(98)	(42)	(287)	(157)

Net profit (loss)	(305)	(223)	622	(141)	808
Net profit (loss) attributable to:
The owners of the parent	(232)	(170)	637	(55)	856
Non-controlling interest	(72)	(53)	(15)	(86)	(48)

EPS attributable to the owners of the parent
Basic	($0.01)	(€0.00)	€0.02	(€0.00)	€0.02
Diluted	($0.01)	(€0.00)	€0.02	(€0.00)	€0.02

Weighted average shares outstanding
Basic	41,072	41,072	37,744	39,116	37,744
Diluted	41,072	41,072	38,020	39,116	38,031

Consolidated statements of comprehensive income

	For the quarter ended June 30			For the six months ended June 30
(In thousands, except EPS)	2014	2014	2013	2014	2013
	U.S. $	euros	euros	euros	euros
Net profit (loss) for the year	(305)	(223)	622	(141)	808
Other comprehensive income
Exchange differences on translation of foreign operations*	66	48	(30)	8	(57)
Other comprehensive income (loss), net of taxes	66	48	(30)	8	(57)
Total comprehensive income (loss) for the year, net of taxes	(239)	(175)	592	(133)	751
Total comprehensive income (loss) attributable to:
The owners of the parent	(167)	(122)	607	(47)	799
Non-controlling interest	(72)	(53)	(15)	(86)	(48)

*	May be reclassified subsequently to profit & loss

Materialise NV

Consolidated statements of financial position

(in thousands of euros)
	06/30/2014	12/31/2013
Assets

Current assets
Inventory	2,778	3,328
Trade receivables	13,460	12,382
Held to maturity investments	10,000	0
Other current assets	2,837	3,053
Cash and cash equivalent	67,431	12,598

Total current assets	96,506	31,361

Non-current assets
Goodwill	2,432	1,612
Intangible assets	1,750	1,439
Property, plant & equipment	23,490	20,167
Investments in joint ventures	500	0
Deferred tax assets	257	406
Other financial assets	307	253
Total non-current assets	28,736	24,327

Total assets	125,242	55,688

Equity and liabilities

Current liabilities
Loans & borrowings	5,667	4,640
Trade Payables	7,952	6,794
Tax Payables	170	43
Deferred income	8,271	6,773
Other current liabilities	6,726	5,841

Total current liabilities	28,786	24,091

Non-current liabilities
Loans & borrowings	12,161	11,676
Deferred tax liabilities	259	212
Deferred income	1,210	1,634
Other non-current liabilities	399	340

Total non-current liabilities	14,029	13,862

Net equity
Share capital	2,715	2,235
Share premium	76,632	12,321
Reserves	3,143	3,198
Other comprehensive income	(21)	(29)
Equity attributable to the owners of the parent	82,469	17,725
Non-controlling interest	(42)	10

Total equity	82,427	17,735

Total equity and liabilities	125,242	55,688

Materialise NV

Consolidated cash flow statements

(in thousands of euros)	For the six months ended
	2014	2013
Operating activities
Net profit (loss) for the six months	(141)	808
Non-cash and operating adjustments
Depreciation of property, plant & equipment	1,642	1,357
Amortization of intangible assets	333	198
Share-based payment expense	174	13
Loss on disposal of property, plant & equipment	15	65
Government grants	(11)	(17)
Movement in provisions and pensions	26	0
Movement in provision for impairment receivables	44	133
Financial income	(67)	(72)
Financial expense	409	387
Impact of foreign currencies	(62)	0
Deferred tax expense (income)	130	88
Income taxes	157	69
Other	0	(3)
Working capital adjustments
Increase in trade receivables and other inventories	(854)	(401)
Decrease (increase) in inventories	571	467
Increase in trade payables and other payables	2,892	98
Interest received	2	7
Income taxes paid	(30)	0

Net cash flow from operating activities	5,230	3,197

Investing activities
Purchase of property, plant & equipment	(2,480)	(1,077)
Purchase of intangible assets	(443)	(240)
Proceeds from the sale of property, plant & equipment, net	105	(7)
Proceeds from the sale of intangibles	(1)	8
Acquisition of subsidiary	(1,161)	0
Investments in joint-ventures	(500)	0
Investments in held to maturity investments	(10,000)	0

Net cash flow used in investing activities	(14,480)	(1,316)

Financing activities
Proceeds from loans & borrowings and convertible debt	1,625	762
Repayment of loans & borrowings	(1,509)	(1,748)
Repayment of finance leases	(464)	(109)
Proceeds from the exercise of warrants	0	56
Capital increase in subsidiary by non-controlling interest	0	1,001
Contribution unpaid capital non-controlling interest	28	26
Capital increase in parent company	70,484	0
Direct attributable expense capital increase	(5,861)	0
Interest paid	(245)	(237)
Other financial income (expense)	218	46

Net cash flow from financing activities	64,276	(203)

Net interest of cash and cash equivalents	55,026	1,678
Cash and cash equivalents at beginning of year	13	6,417
Exchange rate differences on cash & cash equivalents	(193)	(13)

Cash & cash equivalents at end of period	67,431	8,082

Materialise NV

SEGMENT P & L

	3D Printing Software	Medical	Industrial Production	Total segments	Adjustments & eliminations	Consolidated
	In thousands of €
For the three month period ended 30 June, 2014
Revenues	4,198	7,163	7,986	19,348	(109)	19,238
Segment EBITDA	1,696	793	500	2,989	(1,924)	1,065

Segment EBITDA %	40.4%	11.1%	6.3%	15.5%		5.5%

For the three month period ended 30 June, 2013
Revenues	3,285	7,127	6,313	16,725	(3)	16,721
Segment EBITDA	1,350	1,613	202	3,165	(1,529)	1,635

Segment EBITDA %	41.1%	22.6%	3.2%	18.9%		9.8%

	3D Printing Software	Medical	Industrial Production	Total segments	Adjustments & eliminations	Consolidated
	In thousands of €
For the six month period ended 30 June, 2014
Revenues	8,233	14,131	15,469	37,834	98	37,931
Segment EBITDA	3,403	1,740	429	5,572	(3,109)	2,463

Segment EBITDA %	41.3%	12.3%	2.8%	14.7%		6.5%

For the six month period ended 30 June, 2013
Revenues	6,394	13,690	12,142	32,225	20	32,244
Segment EBITDA	2,513	2,640	133	5,286	(2,450)	2,835

Segment EBITDA %	39.3%	19.3%	1.1%	16.4%		8.8%

Materialise NV

Adjusted EBITDA Reconciliation

	For the quarter ended June 30			For the six months ended June 30
	2014	2014	2013	2014	2013
(In thousands)	U.S. $	euros	euros	euros	euros
Net profit (loss)	(305)	(223)	622	(141)	808

Income taxes	134	98	42	287	157
Financial expense	287	210	243	409	387
Financial Income	(46)	(34)	(51)	(67)	(72)
Depreciation & amortization	1,386	1,014	779	1,975	1,555

EBITDA	1,456	1,065	1,635	2,463	2,835

Non-recurring IPO expenses	249	182	0	182	0
Non-cash stock-based compensation expenses	171	125	0	125	0

Adjusted EBITDA	1,875	1,372	1,635	2,770	2,835